Filed pursuant to Rule 433

Registration Statement No.: 333-167832

September 12, 2012

THE BANK OF NEW YORK MELLON CORPORATION

Depositary Shares, Each Representing a 1/4,000th Interest in a Share of Series C Noncumulative Perpetual Preferred Stock

Issuer:	The Bank of New York Mellon Corporation

Security:	Depositary shares, each representing a 1/4,000th interest in a share of Series C Noncumulative Perpetual Preferred Stock (“Preferred Stock”)

Size:	$550,000,000 (22,000,000 depositary shares)

Over-allotment Option:	$82,500,000 (3,300,000 depositary shares)

Maturity:	Perpetual

Expected Ratings*:	Baa1 / BBB / BBB / A (low) (all stable) (Moody’s / S&P / Fitch / DBRS)

Liquidation Preference:	$25 per depositary share (equivalent to $100,000 per share of Preferred Stock)

Dividend Rate (Noncumulative):	At a rate per annum equal to 5.200% only when, as and if declared

Dividend Payment Date:	Quarterly in arrears on March 20, June 20, September 20 and December 20, commencing on December 20, 2012

Day count:	30/360

Redemption:	On September 20, 2017, or any dividend payment date thereafter, the Preferred Stock may be redeemed at the Issuer’s option, in whole, or in part, at a cash redemption price equal to $100,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, at any time within 90 days following a “Regulatory Capital Treatment Event,” as described in the prospectus supplement, at a redemption price equal to $100,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of depositary shares will not have the right to require the redemption or repurchase of the depositary shares.

Trade Date:	September 12, 2012

Settlement Date:	September 19, 2012 (T+5)

Public Offering Price:	$25 per depositary share sold to retail investors $25 per depositary share sold to institutional investors

Underwriting Discount:	$0.6295 per depositary share

Net Proceeds (before expenses) to Issuer:	$536,151,000

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Merrill LyncIncorporated BNY Mellon Capital Markets, LLC

Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc.

Listing:	The issuer intends to apply to list the depositary shares on the New York Stock Exchange under the symbol “BK PrC”.

CUSIP/ISIN:	064058209 / US0640582096

The depositary shares are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407, Goldman, Sachs & Co. at 866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533 (call collect), Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or BNY Mellon Capital Markets, LLC at 800-269-6864.